FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2003

Pacific North West Capital Corp.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.

(Registrant)

“Taryn Downing”

Date:   July 22, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 11, 2003

Item 3: Press Release

A Press release dated and issued June 11, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Promising new values continue to be encountered in the phase 6 drill program on the River Valley platinum group metal property near Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached News Release dated June 11, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ June 12, 2003_______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP

June 11, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  604-685-1870

Toll Free:  1-800-667-1870

Pacific North West Capital Continues to

Encounter High Grade Values at RIVER VALLEY

Highlights

*

Third drill rig to be added

*

$5.3 Million Drill Program in Progress

*

High Grade at both Dana and Lismer’s Ridge areas

Promising new values continue to be encountered in the Phase 6 drill program on the River Valley platinum group metal (PGM) property near Sudbury, Ontario.  The River Valley property is being explored as part of a 50:50 Joint-Venture between PFN and Anglo American Platinum Corporation Limited, which is funding the current $5.3 million program; PFN is the Project Manager.  To date, Anglo Platinum has committed over $12 million to the project.

The six holes reported below were collared in the Dana Lake area (DL-112, DL-115, DL-122, DL-123, DL-125) and at Lismer’s Ridge (LR-97).  Each hole intersected significant PGM values, with LR-97 assaying a remarkable 7.2g/t Pd and 2.6 g/t Pt (9.8g/t Pd+Pt) over 5.0 metres, including 14.9g/t Pd and 5.4g/t Pt (20.3g/t Pd+Pt) over 2.0 metres.

Recent results have been sufficiently encouraging for the introduction of a third drill rig onto the property.  This allows for the acceleration of the testing of several promising known outcropping PGM targets southeast of Lismer’s Ridge.

DANA LAKE NORTH

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	Ft	ppb	ppb	ppb	g/t
DL-112	34.50	96.00	61.50	201.78	56	315	898	1.27	2.9
incl.	34.50	47.50	13.00	42.65	111	707	1958	2.78	2.8
incl.	37.00	38.50	1.50	4.92	205	1980	5110	7.30	2.6
incl.	37.00	44.50	7.50	24.61	144	968	2850	3.96	2.9
incl.	72.50	86.00	13.50	44.29	61	342	1080	1.48	3.2
incl.	85.00	86.00	1.00	3.28	105	957	3325	4.39	3.5
Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	Ft	ppb	ppb	ppb	g/t
DL-115	184.50	248.50	64.00	209.98	66	317	854	1.24	2.7
incl.	184.50	192.50	8.00	26.25	155	1094	3052	4.30	2.8
incl.	186.00	189.00	3.00	9.84	288	2124	6178	8.59	2.9
incl.	188.50	189.00	0.50	1.64	491	4660	13160	18.31	2.8
incl.	207.50	221.00	13.50	44.29	66	290	808	1.16	2.8
Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	Ft	ppb	ppb	ppb	g/t
DL-122	217.00	248.00	31.00	101.71	60	256	750	1.07	2.9
incl.	223.50	228.00	4.50	14.76	126	599	1715	2.44	2.9
incl.	226.00	227.00	1.00	3.28	176	920	2675	3.77	2.9
incl.	241.50	247.50	6.00	19.69	102	514	1685	2.30	3.3
incl.	242.50	244.00	1.50	4.92	147	970	3154	4.27	3.3
DL-122	263.00	275.00	12.00	39.37	44	237	891	1.17	3.8
incl.	268.00	271.00	3.00	9.84	84	472	1930	2.49	4.1
incl.	268.00	268.50	0.50	1.64	124	978	4322	5.42	4.4

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	Ft	ppb	ppb	ppb	g/t
DL-123	104.00	111.50	7.50	24.61	49	290	775	1.11	2.7
Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-125	294.50	360.50	66.00	216.55	54	272	785	1.11	2.9
incl.	294.50	321.00	26.50	86.95	70	368	1093	1.53	3.0
incl.	309.00	319.00	10.00	32.81	91	512	1612	2.21	3.2
incl.	310.00	312.00	2.00	6.56	128	966	3065	4.16	3.2
incl.	311.50	312.00	0.50	1.64	161	1230	3849	5.24	3.1
DL-125	415.00	425.00	10.00	32.81	96	448	1345	1.89	3.0
incl.	415.00	423.00	8.00	26.25	102	477	1478	2.06	3.1

LISMER’S RIDGE SOUTH

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-97	4.00	9.00	5.00	16.41	93	2585	7192	9.87	2.8
incl.	4.00	7.00	3.00	9.84	143	4060	11247	15.45	2.8
incl.	4.00	6.00	2.00	6.56	192	5400	14935	20.53	2.8
LR-97	82.50	101.00	18.50	60.70	61	317	688	1.07	2.2
incl.	85.50	89.00	3.50	11.48	90	542	1335	1.97	2.5
incl.	92.50	100.50	8.00	26.25	62	321	765	1.15	2.4
incl.	99.00	100.50	1.50	4.92	144	678	1750	2.57	2.6

Drill Collar Information

Drill Hole	Grid E	Grid N	Length (m)	Az	Dip
DL-112	-260	440	104	45	-45
DL-115	-260	229	301	45	-45
DL-122	-190	192	296	45	-60
DL-123	-143	243	161	45	-45
DL-125	-283	290	473	90	-60
Drill Hole	Grid NE	Grid SE	Length (m)	Az	Dip
LR-97	668	-1880	158	41	-45

*collar locations are approximate

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States. The Qualified Person for this release is Scott Jobin-Bevans, M.Sc. P.Geo. Assays were carried out by XRAL Laboratories (SGS Group).

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

SEC 12g(3) exemption #82-4828

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release and does not accept responsibility for the adequacy or accuracy of this release.

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 16, 2003

Item 3: Press Release

A Press release dated and issued June 16, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Impressive values continue to be intersected in the Phase 6 drill program on the River Valley platinum group metal property near Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached News Release dated June 16, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ June 17, 2003_______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP

June 16, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  604-685-1870

Toll Free:  1-800-667-1870

IMPRESSIVE INTERSECTIONS CONTINUE

 FROM PACIFIC NORTH WEST CAPITAL’S

RIVER VALLEY PGM PROPERTY

Highlights

*

Testing of new PGM target southeast of Lismer’s Ridge to begin next week

*

3 Drill Rigs Drilling

*

$5.3 Million Drill Program in Progress

Impressive values continue to be intersected in the Phase 6 drill program on the River Valley platinum group metal (PGM) property near Sudbury, Ontario.  The River Valley property is being explored as part of a 50:50 Joint-Venture between PFN and Anglo American Platinum Corporation Limited, which is funding the current $5.3 million program; PFN is the project Manager.  To date, Anglo Platinum has committed over $12 million to the project. Anglo Platinum may earn a 60% interest by completing a feasibility study and 65% by funding the project through commercial production.

The eleven drill holes reported below were collared in the Dana Lake area (DL-124, DL-126, DL-129, DL-130) and at Lismer’s Ridge (LR-98, LR-102, LR-103, LR-104, LR-105, LR-106, LR-107).  Each hole intersected significant PGM values; with DL-124 assaying 1.49 g/t Pd+Pt  over 71 metres, including 3.03 g/t Pd+Pt  over 13.5 metres,  DL-126 assaying  1.71 g/t Pd+Pt  over 57.50 metres, including 4.91 g/t Pd+Pt over 6.0 metres, and DL-130 assaying  2.74 g/t Pd+Pt  over 26.50 metres, including 4.52 g/t Pd+Pt over 4.5 metres.

Currently there are three drills turning on the property with one located at the Dana South deposit, the second at Banshee Lake and the third at the southeastern end of Lismer’s Ridge, moving toward the MacDonald area.  Testing of new PGM targets along the +6km strike of contact southeast of Lismer’s Ridge is scheduled to begin in the next week.

DANA LAKE NORTH

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	G/t
DL-124	213.50	284.50	71.00	232.95	62	359	1071	1.49
incl.	238.00	266.00	28.00	91.87	100	615	2005	2.72
incl.	246.50	260.00	13.50	44.29	102	671	2255	3.03
incl.	247.00	256.00	9.00	29.53	110	753	2543	3.41
incl.	247.00	250.50	3.50	11.48	138	1005	3280	4.42
incl.	248.50	249.00	0.50	1.64	168	1570	4855	6.59
incl.	253.00	253.50	0.50	1.64	220	1480	6297	8.00
incl.	276.00	277.00	1.00	3.28	206	1500	4395	6.10
DL-124	316.00	319.00	3.00	9.84	136	546	1619	2.30
incl.	317.50	318.00	0.50	1.64	184	1130	3504	4.82
DL-124	349.00	377.50	28.50	93.51	109	605	1851	2.57
incl.	355.50	363.50	8.00	26.25	168	958	3064	4.19
incl.	360.00	362.00	2.00	6.56	185	1219	3780	5.18
DL-126	311.00	324.00	13.00	42.65	112	625	1933	2.67
incl.	311.00	315.00	4.00	13.12	186	1065	3247	4.50
incl.	312.00	313.50	1.50	4.92	233	1533	4746	6.51
incl.	313.00	313.50	0.50	1.64	287	1950	5417	7.65
incl.	318.00	319.00	1.00	3.28	180	1110	3604	4.89
DL-126	368.50	426.00	57.50	188.66	77	422	1215	1.71
incl.	372.50	383.00	10.50	34.45	148	836	2370	3.35
incl.	374.50	380.50	6.00	19.69	198	1226	3491	4.91
incl.	375.00	376.00	1.00	3.28	261	2090	6389	8.74
incl.	377.50	380.50	3.00	9.84	254	1417	3832	5.50
incl.	377.50	378.50	1.00	3.28	272	1735	4633	6.64
incl.	378.00	378.50	0.50	1.64	347	1960	5762	8.07
incl.	390.50	391.50	1.00	3.28	216	1575	4057	5.85
incl.	415.00	418.00	3.00	9.84	172	1065	3334	4.57
incl.	416.50	417.50	1.00	3.28	252	1650	5379	7.28
incl.	416.50	417.00	0.50	1.64	254	1980	6692	8.93
DL-129	163.00	173.25	10.25	33.63	87	367	998	1.45
incl.	165.00	169.50	4.50	14.76	111	394	1138	1.64
incl.	164.00	164.50	0.50	1.64	160	1010	3356	4.53
DL-130	150.50	177.00	26.50	86.95	112	674	1957	2.74
incl.	152.00	157.50	5.50	18.05	141	998	2868	4.01
incl.	156.00	157.50	1.50	4.92	215	1563	4621	6.40
incl.	157.00	157.50	0.50	1.64	263	2310	6817	9.39
incl.	160.00	165.50	5.50	18.05	127	768	2339	3.23
incl.	160.50	161.50	1.00	3.28	159	952	3185	4.30
incl.	167.50	172.00	4.50	14.76	202	1078	3242	4.52
incl.	170.50	172.00	1.50	4.92	245	1386	4220	5.85
incl.	171.00	171.50	0.50	1.64	358	2010	6124	8.49
incl.	176.50	177.00	0.50	1.64	130	1530	4413	6.07
DL-130	188.00	205.50	17.50	57.42	73	432	1318	1.82
incl.	191.50	197.00	5.50	18.05	109	692	2140	2.94
incl.	191.50	194.00	2.50	8.20	131	842	2587	3.56
incl.	191.50	192.00	0.50	1.64	185	1450	4327	5.96
incl.	204.50	205.50	1.00	3.28	167	1000	3081	4.25

LISMER’S RIDGE SOUTH

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-98	208.00	213.00	5.00	16.41	30	451	1013	1.49
incl.	210.00	211.50	1.50	4.92	53	680	1416	2.15
LR-98	313.50	339.00	25.50	83.67	78	469	1233	1.78
incl.	322.00	338.00	16.00	52.50	94	560	1439	2.09
incl.	322.00	328.50	6.50	21.33	159	929	2472	3.56
incl.	322.00	322.50	0.50	1.64	177	1090	2948	4.22
incl.	326.50	327.50	1.00	3.28	312	1503	4737	6.55
Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-102	61.50	84.50	23.00	75.46	35	192	476	0.70
incl.	62.00	69.50	7.50	24.61	49	234	612	0.90
incl.	73.00	74.50	1.50	4.92	70	658	1501	2.23
Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-103	34.00	52.50	18.50	60.70	53	288	790	1.13
incl.	34.00	42.00	8.00	26.25	74	414	1202	1.69
incl.	37.00	39.00	2.00	6.56	120	619	1843	2.58
LR-103	64.00	76.50	12.50	41.01	33	284	778	1.10
Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-104	50.00	53.00	3.00	9.84	89	534	1365	1.99
incl.	51.50	53.00	1.50	4.92	128	899	2283	3.31
incl.	52.00	52.50	0.50	1.64	192	1580	3424	5.20
LR-104	104.00	115.00	11.00	36.09	50	386	1030	1.47
incl.	106.00	115.00	9.00	29.53	57	398	1062	1.52
Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-105	28.50	38.50	10.00	32.81	38	334	801	1.17
incl.	29.00	31.00	2.00	6.56	64	628	1810	2.50
incl.	30.00	30.50	0.50	1.64	70	785	3064	3.92
LR-105	59.50	63.00	3.50	11.48	41	378	1168	1.59
incl.	60.00	60.50	0.50	1.64	132	1040	3746	4.92
Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-106	185.50	186.50	1.00	3.28	114	534	2016	2.66
LR-106	238.50	246.50	8.00	26.25	39	198	568	0.81
incl.	242.50	244.00	1.50	4.92	52	303	941	1.30
LR-106	253.50	258.00	4.50	14.76	184	165	464	0.81
Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-107	172.50	176.00	3.50	11.48	26	313	991	1.33
incl.	174.00	174.50	0.50	1.64	58	551	2544	3.15
LR-107	224.50	246.50	22.00	72.18	43	213	540	0.80
incl.	235.50	239.00	3.50	11.48	47	313	862	1.22

note:

an “upper zone” that shows up in the LR holes, stratigraphically above the Mx breccia unit there are “2” apparent zones in DL-124 and DL-126 and suggestion of another in DL-130

Drill Collar Information

Drill Hole	Grid E	Grid N	Length (m)	Az	Dip
DL-124	-205	208	420	42	-62
DL-126	-226	158	474	48	-60
DL-129	-118	196	212	44	-46
DL-130	-118	196	221	43	-60
Drill Hole	Grid NE	Grid SE	Length (m)	Az	Dip
LR-98	515	-1920	353	45	-53
LR-102	673	-1965	168	43	-46
LR-103	723	-2115	98	42	-45
LR-104	691	-2165	131	45	-44
LR-105	716	-2210	80	45	-44
LR-106	584	-2210	287	45	-45
LR-107	591	-2260	272	45	-45

*collar locations are approximate

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States. The Qualified Person for this release is Scott Jobin-Bevans, M.Sc. P.Geo. Assays were carried out by XRAL Laboratories (SGS Group).

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

SEC 12g(3) exemption #82-4828

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release and does not accept responsibility for the adequacy or accuracy of this release.

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.